Mail Stop 3561

September 3, 2009

Mr. F. Mark Wolfinger, Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-9966

> **Re: Denny's Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 000-18051**

Dear Mr. Wolfinger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief